January 11, 2007

United States
Securities & Exchange Commission
Mail Stop 4561
Washington, D.C. 4561

Re:        Innofone.com, Incorporated
Item 4.02 Form 8-K
Filed December 29, 2006
File No.: 0-31949

Dear Ms. van Doorn:

On behalf of Innofone.com, Incorporated (the “Company” or “Innofone”), please find electronically transmitted herewith changes to the Company’s filing in response to your comments dated January 4, 2007. This response letter has been numbered to coincide with your comment letter.

Form 8-K filed December 29, 2006

Comment 1: Please revise to specifically identify all periods of financial statements that should no longer be relied upon, rather than referring to the forms, which include financial statements that should no longer be relied upon. In is not clear from your disclosure whether your conclusion covers all periods or only certain periods covered by the filings included.

Response: We have filed an Amendment No. 1 to the Current Report on Form 8-K, originally filed on December 29, 2006 (the “Original Filing”) to identify all periods of financial statements that should no longer be relied upon. Specifically, we have stated in the Current Report on Form 8-K, filed January 11, 2007 (“Amended Filing”), that the restatement will relate to the financial statements contained in the following reports: (i) Form 10-KSB for the year ended June 30, 2006; and (ii) the following financial statements contained in the quarterly reports: (a) Form 10-QSB for the quarter ended September 30, 2006; (b) Form 10-QSB for the quarter ended March 31, 2006; (c) Form 10-QSB for the quarter ended December 31, 2005; and (d) Form 10-QSB for the quarter ended September 30, 2005 (collectively, the “Financial Statements”).

Comment 2: We note your references to the SEC's comments and positions within the discussion of your restatement. You are responsible for your financial statements and the conclusions you reach, and your disclosure should not imply that your amendment is based on a comment or position of the SEC. Please amend your filing accordingly. In this respect, please also note that such disclosure would be inappropriate in any filing with the SEC, including your restated financial statements.

Response: We have responded to this comment in the Amended Filing and have deleted the implication that the restatement is based on a comment or position of the SEC. Please see the Amended Filing. We also understand and acknowledge that such restatement would not be allowed in any future filing.

Comment 3:  Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted by the restatement. In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in your amended filings.

Response: The Company’s officers have reconsidered the effectiveness of our disclosure controls and procedures for the periods impacted by the restatement and have concluded that such controls and procedures are adequate and effective. Further, the Company’s officers have determined that the accounting standards applied may not have been done so properly but that the underlying transactions are very complex and of a nonrecurring nature and are not related to any deficiencies in our internal controls.

Comment 4: Please revise your disclosure to explain in greater detail the issues leading to the non-reliance and restatement and the expected impact on the financial statements, which, if not known at this time, should be clearly stated to be unknown at this time.

Response: We have responded to this comment in the Amended Filing. Specifically, we have stated that the restatements of the Financial Statements relate to the accounting treatment of certain financing transactions; primarily the equity swap transaction between the Company and Cogent Capital Investments, LLC and with respect to the issuance of certain warrants to the AJW affiliates in the NIR transaction which may change the equity swap unrealized losses and warrant expenses, potentially affecting the net loss currently reflected in the aforementioned Financial Statements.

Further, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know.

Sincerely,
Innofone.com, Incorporated

By: /s/ Alex Lightman
Alex Lightman, Chief Executive Officer and President